Exhibit 4.9

LSB INDUSTRIES, INC.

(2016 Long Term Incentive Plan)

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this “Agreement”) is effective as of the Grant Date set forth in paragraph 2 below, by and between LSB INDUSTRIES, INC., a Delaware corporation (the “Company”), and the Participant named in paragraph 2 below and a signatory hereto. For valuable consideration, the Company and the Participant agree as follows.

1. Background. The Participant is an employee, officer or director of the Company or its Subsidiaries, whom the Committee has selected to receive an award under the Company’s 2016 Long Term Incentive Plan (as may be amended from time to time, the “Plan”). The purpose of the award is to retain and motivate the Participant by providing the Participant the opportunity to acquire a proprietary interest in the Company and to link the Participant’s interests and efforts to the long-term interests of the Company’s shareholders.

2. Certain Defined Terms and Award Information. The following terms will have the meanings ascribed below:

The “Participant”:

Option Shares:
(shares of the Company’s common stock, par value $.10 per share)

“Exercise Price”:	per share

Note: In the case of an Incentive Stock Option, the Option Price must be at least 100% (or, in the case of a 10% shareholder of the Company, 110%) of the Fair Market Value (as defined in the Plan) of a share of Stock on the Date of Grant.

“Grant Date”:

“Expiration Date”:

Note: In the case of an Incentive Stock Option, this date cannot be more than ten years (or in the case of a 10% shareholder of the Company, more than five years) from the Date of Grant.

Check one (and only one) of the following:

☐	Incentive Stock Option (This Option is intended to be an Incentive Stock Option (as defined in the Plan).)

Note: Only individuals employed by the Company or its Subsidiaries may be granted Incentive Stock Options.

☐	Nonstatutory Stock Option (This Option is not intended to be an Incentive Stock Option (as defined in the Plan).)

3. Option Grant. Subject to the terms of the Plan and of this Agreement, the Company hereby grants to the Participant the right and option (the “Option”) to purchase all or any portion of the Option Shares on or after vesting and before the Expiration Date.

4. Terms and Conditions of the Option. The Option will be subject to the terms and conditions of the Plan and the following:

4.1	Exercise of Option. The Exercise Price is the price per share of common stock that must be paid upon exercise of the Option. Only the vested portion of the Option may be exercised. The Option will be exercisable as specified herein and in the Plan by written notice directed to the Company at its principal place of business setting forth the exact number of Option Shares that the Participant is purchasing. The Option will not be deemed to be exercised until the Exercise Price for the number of Option Shares to be purchased is collected by the Company, and the Participant has complied with such other reasonable requirements as the Committee may establish. Payment of the Exercise Price for the number of Option Shares to be acquired upon exercise of the Option will be by (a) check or wire transfer, (b) only if the date of notice of exercise is not within a “blackout” period or other period during which the Participant is prohibited under law or policies adopted by the Company from trading in the Company’s securities, by tendering by attestation shares of Common Stock already owned by the Participant that on the day prior to the exercise date have a Fair Market Value equal to the aggregate exercise price of the shares being purchased under the Option, provided that the Participant must have held for at least six months any such tendered shares that were acquired by the Participant under a Company-sponsored stock compensation program, or (c) if approved by the Committee in its sole and absolute discretion, the Company withholding a number of shares of Common Stock from the shares of Common Stock that would otherwise be deliverable upon exercise of the Option that on the day prior to the exercise date have a Fair Market Value equal to the aggregate exercise price of the shares being purchased under the Option (i.e., net exercise). The Option may not be exercised after the Expiration Date. The exercise of the Option will be subject to such additional administrative procedures as may be adopted by the Committee from time to time.

4.2	Vesting. The Option will vest and be exercisable in [ ] installments, contingent upon the Participant’s continuous employment with the Company or a Subsidiary from the Grant Date through each of the following vesting dates: [ ].

The Committee will have the sole and absolute discretion to accelerate the time when the Participant will become entitled to exercise the Option.

4.3	Exercise after Separation from Service. The Option may not be exercised after the Participant ceases to provide services to the Company or a Subsidiary, except as follows:

(a)	Disability. If the Participant ceases providing services to the Company and its Subsidiaries by reason of Disability (as defined below), the Participant may exercise the Option until the earlier of (i) 12 months after the date the Participant ceases providing services to the Company and its Subsidiaries and (ii) the original Expiration Date of the Option.

For purposes of this Agreement, “Disability” means “Disability” as defined in the Participant’s employment agreement, or in the absence of such an agreement or such a definition, “Disability” shall mean that the Participant (a) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (b) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Participant’s employer. Notwithstanding the forgoing, all determinations of whether the Participant is Disabled shall be made in accordance with the Nonqualified Deferred Compensation Rules.

(b)	Death. If the Participant ceases providing services to the Company and its Subsidiaries by reason of death prior to the termination of the Option, the Option may be exercised by the personal representative of the Participant’s estate, or by a person who acquired the right to exercise the Option by bequest, inheritance, or by reason of the death of the Participant until the earlier of (i) 12 months after the death of the Participant and (ii) the original Expiration Date of the Option.

(c)	Termination not for Cause. If the Participant ceases providing services to the Company and its Subsidiaries for any reason other than as described in Sections 4.3(a) or (b), unless such service is terminated for Cause (as defined below), this Option may be exercised by the Participant at any time during the period ending on the earlier to occur of (i) the date that is three months following the date the Participant ceases providing services to the Company and its Subsidiaries, or (ii) the Expiration Date, or by the Participant’s estate (or the person who acquires this Option by will or the laws of descent and distribution or otherwise by reason of the Participant’s death) during a period of one year following the Participant’s death if the Participant dies during such three-month period, but in each such case only to the extent this Option was vested and exercisable as of the date that the Participant ceased providing services to the Company and its Subsidiaries.

For purposes of this Agreement, “Cause” means “cause” as defined in the Participant’s employment agreement, or in the absence of such an agreement or such a definition, “Cause” shall mean (i) a violation of the Company’s substance abuse policy; (ii) refusal or inability (other than by reason of death or Disability) to perform the duties assigned to the Participant or unacceptable performance of the same; (iii) acts or omissions evidencing a violation of the Participant’s duties of loyalty and good faith; candor; fair and honest dealing; integrity; or full disclosure to the Company, as well as any acts or omissions which constitute self-dealing; (iv) disobedience of orders, policies, regulations, or directives issued to the Participant by the Company, including policies related to sexual harassment, discrimination, computer use or the like; (v) conviction or commission of a felony, a crime of moral turpitude, or a crime that could reasonably be expected to impair the Participant’s ability to perform the Participant’s job duties; (vi) revocation or suspension of any necessary license or certification; (vii) willful generation of materially incorrect financial, or engineering projections, compilations or reports; or (viii) a false statement by the Participant to obtain his or her position, in each case as determined by the Company in good faith and in its sole and absolute discretion.

In (a), (b) and (c), above, the Option may be exercised only as to the number of Option Shares that were vested as of the date that the Participant ceased providing services to the Company and its Subsidiaries.

4.4	Extension if Exercise Prevented by Law. Notwithstanding Section 4.3, if the exercise of the Option within the applicable time periods set forth in Section 4.3 is prevented by the provisions of Section 7, the Option will remain exercisable until 30 days after the date the Participant is notified by the Company that the Option is exercisable, but in any event no later than the Expiration Date. The Company makes no representation as to the tax consequences of any such delayed exercise. The Participant should consult with his or her own tax advisor as to the tax consequences of any such delayed exercise.

4.5	Extension if Participant is Subject to Section 16(b). Notwithstanding Section 4.3, if a sale within the applicable time periods set forth in Section 4.3 of shares acquired upon the exercise of the Option would subject the Participant to suit under Section 16(b) of the Securities Exchange Act of 1934, as amended, the Option will remain exercisable until the earliest to occur of (a) the 10th day following the date on which a sale of such shares by the Participant would no longer be subject to such suit, (b) the 190th day after the Participant ceases providing services to the Company or its Subsidiaries, or (c) the Expiration Date. The Company makes no representation as to the tax consequences of any such delayed exercise. The Participant should consult with his or her own tax advisor as to the tax consequences of any such delayed exercise.

4.6	Taxes. The Company may require the Participant to pay to the Company (or the Company’s subsidiary if the Participant is an employee of a subsidiary of the Company), an amount the Company deems necessary to satisfy its (or its subsidiary’s) current or future obligation to withhold federal, state and local income or other taxes that the Participant incurs as a result of the exercise of the Option, if any. With respect to any required tax withholding, the Participant may (a) direct the Company to withhold from the shares of Stock to be issued to the Participant under this Agreement upon exercise of the Option the number of shares necessary to satisfy the Company’s obligation to withhold taxes, which determination will be based on the shares’ Fair Market Value at the time such determination is made; (b) deliver to the Company shares of Stock sufficient to satisfy the Company’s tax withholding obligations, based on the shares’ Fair Market Value at the time such determination is made; (c) deliver cash to the Company sufficient to satisfy its tax withholding obligations; or (d) satisfy such tax withholding through any combination of (a), (b) and (c). If the Participant desires to elect to use the stock withholding option described in subparagraph (a), the Participant must make the election at the time and in the manner the Company prescribes. If such tax obligations are satisfied under subparagraph (a) or (b), the maximum number of shares of Stock that may be so withheld or surrendered shall be the number of shares of Stock that have an aggregate Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such tax liabilities determined based on the greatest withholding rates for federal, state and local tax purposes, including payroll taxes, that may be utilized without creating adverse accounting treatment with respect to such Option. The Company, in its discretion, may deny the Participant’s request to satisfy its tax withholding obligations using a method described under subparagraph (a), (b), or (d). In the event the Company determines that the aggregate Fair Market Value of the shares of Stock withheld as payment of any tax withholding obligation is insufficient to discharge that tax withholding obligation, then the Participant must pay to the Company, in cash, the amount of that deficiency immediately upon the Company’s request.

4.7	No Rights until Issue. No right to vote or receive dividends or any other rights as a stockholder of the Company will exist with respect to the Option Shares, notwithstanding the exercise of the Option, until the issuance to the Participant of a stock certificate or certificates representing such shares.

4.8	Delivery of Option Shares. The Company will deliver the shares of common stock to be acquired upon the exercise of the Option within a reasonable period following (a) the receipt of the written notice of exercise, (b) collection of payment in full of the Exercise Price for such shares, and (c) the Participant’s payment of any tax withholding obligations in accordance with paragraph 6 of this Agreement.

4.9	Limitation. To the extent that the Option is intended to qualify as an Incentive Stock Option and the aggregate Fair Market Value of common stock exercisable for the first time by the Participant during any calendar year exceeds $100,000 or, if different, the maximum limitation in effect at the time of grant under the Code (the Fair Market Value being determined as of the Grant Date), such portion in excess of $100,000 will be treated as Nonstatutory Stock Option.

5. Not Assignable. The Option or any interest on the Option may not be sold, assigned, pledged (as collateral for a loan or as security for the performance of an obligation or for any other purpose) or transferred by the Participant or made subject to attachment or similar proceedings except as otherwise provided in the Plan. During the Participant’s lifetime, the Option may be exercised only by the Participant.

6. Leave of Absence. With respect to the Option, the Company may, in its sole discretion, determine that if the Participant is on leave of absence for any reason, the Participant will be considered to still be in the employ of, or providing services to, the Company, provided that rights to the Option during a leave of absence will be limited to the extent to which those rights were earned or vested when the leave of absence began.

7. Compliance with Securities Law. Notwithstanding any provision of this Agreement to the contrary, the grant of the Option and the issuance of Stock will be subject to compliance with all applicable requirements of federal, state, or foreign law with respect to such securities and with the requirements of any stock exchange or market system upon which the Stock may then be listed. The option may not be exercised if the issuance of shares of Stock upon exercise would constitute a violation of any applicable federal, state, or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, the Option may not be exercised unless (i) a registration statement under the Securities Act, is at the time of exercise of the Option in effect with respect to the shares issuable upon exercise of the Option or (ii) in the opinion of legal counsel to the Company, the shares issuable upon exercise of the Option may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. THE PARTICIPANT IS CAUTIONED THAT THE OPTION MAY NOT BE EXERCISED UNLESS THE FOREGOING CONDITIONS ARE SATISFIED. ACCORDINGLY, THE PARTICIPANT MAY NOT BE ABLE TO EXERCISE THE OPTION WHEN DESIRED EVEN THOUGH THE OPTION IS VESTED. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any Shares subject to the Option will relieve the Company of any liability in respect of the failure to sell such shares as to which such requisite authority has not been obtained. As a condition to the exercise of the Option, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect to such compliance as may be requested by the Company. From time to time, the Committee and appropriate officers of the Company are authorized to take the Securities Actions necessary and appropriate to file required documents with governmental authorities, stock exchanges, and other appropriate Persons to make shares of Stock available for issuance upon exercise of the Option.

8. Notice of Sales Upon Disqualifying Disposition of ISO. If the Option is designated as an Incentive Stock Option, the Participant must comply with the provisions of this Section 8. The Participant must promptly notify the Chief Financial Officer of the Company if the Participant disposes of any of the shares acquired pursuant to the Option within one year after the date the Participant exercises all or part of the Option or within two years after the Date of Grant. Until such time as the Participant disposes of such shares in a manner consistent with the provisions of this Agreement, unless otherwise expressly authorized by the Company, the Participant must hold all shares acquired pursuant to the Option in the Participant’s name (and not in the name of any nominee) for the one-year period immediately after the exercise of the Option and the two-year period immediately after the Date of Grant. At any time during the one-year or two-year periods set forth above, the Company may place a legend on any certificate representing shares acquired pursuant to the Option requesting the transfer agent for the Company’s stock to notify the Company of any such transfers. The Participant’s obligation to notify the Company of any such transfer will continue notwithstanding that a legend has been placed on the certificate pursuant to the preceding sentence.

9. Anti-dilution. In the event of a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to shareholders other than a normal cash dividend or other change in the Company’s corporate or capital structure, then the Committee shall make proportional adjustments to the Option and/or the Plan as described in Section 8 of the Plan.

10. The Plan. The Participant acknowledges receipt of a copy of the Plan, which is attached hereto as Exhibit A, and represents that the Participant is familiar with the terms and provisions of the Plan and hereby accepts the Restricted Stock subject to all such terms and provisions.

11. Employment. Nothing in the Plan or in this Agreement shall confer upon the Participant any right to continued employment as an employee of the Company or its Subsidiaries or interfere in any way with the right of the Company and its Subsidiaries to terminate the Participant’s employment at any time.

12. Binding Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, trustees, successors and assigns.

13. No Liability for Good Faith Determinations. The Company and the members of the Committee and the Board shall not be liable for any act, omission or determination taken or made in good faith with respect to this Agreement or the Option granted hereunder.

14. Execution of Receipts and Releases. Any payment of cash or any issuance or transfer of Common Shares or property to the Participant or the Participant’s legal representative, heir, legatee, or distribute, in accordance with the provisions hereof, shall, to the extent thereof, be in full satisfaction of all claims of such Persons hereunder. The Company may require the Participant or the Participant’s legal representative, heir, legatee or distribute, as a condition precedent to such payment or issuance, to execute a release and receipt therefor in such form as it shall reasonably determine.

15. Governing Law and Consent to Jurisdiction and Venue. All questions arising with respect to the provisions of this Agreement shall be determined by application of the laws of Oklahoma, without giving any effect to any conflict of law provisions thereof, except to the extent Oklahoma state law is preempted by federal law. Further, the Participant hereby consents and agrees that state courts located in Oklahoma City, Oklahoma and the United States District Court for the Western District of Oklahoma each shall have personal jurisdiction and proper venue with respect to any dispute between the Participant and the Company arising in connection with the Restricted Shares or this Agreement. In any dispute with the Company, the Participant will not raise, and the Participant hereby expressly waives, any objection or defense to such jurisdiction as an inconvenient forum.

16. Clawback. This Agreement and the Option granted hereunder is subject to any written clawback policies of the Company, whether in effect on the Grant Date or adopted, with the approval of the Board, following the Grant Date and either (i) applicable to all senior executives of the Company and their stock option awards or (ii) adopted to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission. Any such policy may subject the Option and amounts paid or realized with respect to the Option to reduction, cancelation, forfeiture or recoupment if certain specified events or wrongful conduct occur, including but not limited to an accounting restatement due to the Company’s material noncompliance with financial reporting regulations or other events or wrongful conduct specified in any such clawback policy that the Company determines should apply to the Option.

17. Electronic Delivery. The Participant consents to receive documents from the Company and any plan administrator by means of electronic delivery, provided that such delivery complies with applicable law. This consent shall be effective for the entire time that the Participant holds awards granted under the Plan.

18. Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Participant relating to the Option. Any previous agreement with respect to this matter is superseded by this Agreement. Unless otherwise provided in the Plan, no term, provision or condition of this Agreement may be modified in any respect except by a writing executed by both of the parties hereto. No person has any authority to make any representation or promise not set forth in this Agreement. This Agreement has not been executed in reliance upon any representation or promise except those contained herein.

EXECUTED effective as of the Grant Date.

LSB INDUSTRIES, INC., a Delaware corporation

Signature

By:

Title:

THE PARTICIPANT

Signature

Exhibit A

LSB Industries, Inc. 2016 Long Term Incentive Plan